Exhibit 21
Ohio Casualty Corporation
Subsidiaries of Registrant
as of December 31, 2006

Name of Subsidiary	State of Incorporation
The Ohio Casualty Insurance Company	Ohio

West American Insurance Company	Indiana

Ohio Casualty of New Jersey, Inc.	Ohio

Ohio Security Insurance Company	Ohio

American Fire and Casualty Company	Ohio

Avomark Insurance Company	Indiana

Ocasco Budget, Inc.	Ohio

Avomark Insurance Agency, LLC	Ohio

Ohio Life Brokerage Services, Inc.	Kentucky

OCI Printing, Inc.	Ohio